SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

INTERNET GOLD-GOLDEN LINES LTD.
(Name of Registrant)

1 Alexander Yanai Street Petach-Tikva, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Internet Gold-Golden Lines Ltd.

6-K Items

1.	Letter to Shareholders and Notice of and Proxy Statement for Internet Gold-Golden Lines Ltd. 2008 Annual General Meeting of Shareholders to be held on September 3, 2008.

2.	Internet Gold-Golden Lines Ltd. Proxy Card.

ITEM 1

Dear Shareholder,

2007 was an eventful year, marked by the achievement of positive milestones in our communications segment, which accounts for the majority of our business, and challenges in our smaller media segment.

The year began with the merger of our Smilie.Communications Ltd. subsidiary with 012 Golden Lines, which has been an unqualified success. Led by Stella Handler, 012 Smile.Communications’ excellent CEO, we completed the complex merger process ahead of schedule and under budget, and then began moving strongly forward. Currently, 012 Smile.Communications is executing an aggressive growth plan designed to position it as the market’s leading communications brand, to increase average revenue per user, to expand its penetration of the domestic telephony market and to commence preparations that will facilitate the rollout of mobile sevices.

Recognizing 012 Smile’s future potential, we took it public on the NASDAQ Global Market, raising a total of $84 million. In parallel, to provide us with the funds we need to carry out acquisitions, we completed a $119 million bond offering on the TASE in September. As a result of these transactions and our strong free cash flow, the IGLD group has ready access to adequate financial resources with which to carry out our growth and expansion strategies.

Our Smile.Media business did not have a successful year. Its primary Internet media property, MSN-Israel, continued to lose market share throughout the year, while companies with more popular search and mail services reported impressive growth. In fact, by the end of the first half of 2008, MSN-Israel represented less than 3% of our revenues, and was generating losses that dragged down the profitability of the entire group. To resolve the situation, we recently reached an agreement to have Microsoft independently operate the MSN Israel portal. This new agreement will add positively to our cash balance and improve our profitability while it will have only a minor impact on our revenues.

In light of Smile.Media’s recent changes, we are currently re-structering our strategy. At the same time, we have intensified our search for appropriate properties and joint ventures through which to deploy our significant cash reserves and our expertise in the communications market place, both in Israel and abroad.

As a concrete expression of our optimism regarding Internet Gold’s future, our Board of Directors recently authorized the repurchase of up to NIS 70 million of our ordinary shares – in addition to the NIS 68 million that was used since last November to purchase shares. Given the current level of our share price, we strongly believe that the purchase of our own shares is an appropriate use of our cash and that these purchases will enhance long-term shareholder value.

Taken as a whole, we are optimistic about new opportunities in our markets and trust that we are better positioned than ever to go after them, taking our company to the next level in the process. We look forward to reporting our continued progress in the year ahead.

Faithfully yours,
Eli Holtzman, CEO

INTERNET GOLD – GOLDEN LINES LTD.
1 Alexander Yanai Street
Petach-Tikva, Israel

NOTICE OF 2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Internet Gold-Golden Lines Ltd. Shareholders:

We are pleased to invite you to the 2008 Annual General Meeting of Shareholders to be held on Wednesday, September 3, 2008, at 2:30 p.m. (Israel time), at the offices of Eurocom Communications Ltd. at 2 Dov Friedman Street, Ramat Gan 52141, Israel, for the following purposes:

(1)	To reelect two Class C directors for terms expiring in 2011;

(2)	To reelect two outside directors for three-year terms;

(3)	To approve the compensation to be paid to our outside directors;

(4)	To ratify and approve the reappointment of Somekh Chaikin, registered public accountants, a member firm of KPMG International, as our independent registered public accountants for the year ending December 31, 2008 and to authorize our Board of Directors to delegate to our Audit Committee the authority to determine their remuneration in accordance with the volume and nature of their services; and

(5)	To review and discuss our auditors’ report and consolidated financial statements for the year ended December 31, 2007.

The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on July 25, 2008, the record date for determining those shareholders eligible to vote at the meeting, are entitled to vote at the meeting. You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least twenty-four (24) hours prior to the meeting to be validly included in the tally of ordinary shares voted at the annual general meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

By Order of the Board of Directors, Shaul Elovitch, Chairman of the Board of Directors Petach-Tikva, Israel

July 29, 2008

INTERNET GOLD – GOLDEN LINES LTD.
1 Alexander Yanai Street
Petach-Tikva, Israel

PROXY STATEMENT

2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Internet Gold-Golden Lines Ltd., or the Company, to be voted at the 2008 Annual General Meeting of Shareholders, or the Meeting, and any adjournment thereof, pursuant to the accompanying Notice of 2008 Annual General Meeting of Shareholders. The Meeting will be held on Wednesday, September 3, 2008, 2:30 p.m. (Israel time), at the offices of Eurocom Communications Ltd. at 2 Dov Friedman Street, Ramat Gan 52141, Israel.

This Proxy Statement and the enclosed proxy card are being mailed to shareholders on or before July 30, 2008.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to vote upon the following matters: (i) to reelect two Class C directors; (ii) to reelect two outside directors; (iii) to approve the compensation to be paid to our outside directors; and (iv) to ratify and approve the reappointment of Somekh Chaikin, registered public accountants, a member firm of KPMG International, as our independent registered public accountants for the year ending December 31, 2008 and to authorize our Board of Directors to delegate to our Audit Committee the authority to determine their remuneration in accordance with the volume and nature of their services. In addition, our auditors’ report and consolidated financial statements for the year ended December 31, 2007 will be reviewed and considered at the Meeting.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 0.01 per share, as of the close of business on July 25, 2008, the record date for determining those shareholders eligible to vote at the Meeting, are entitled to vote in person or by proxy, at the Meeting.

Shares eligible to be voted and for which a proxy card is properly signed and returned and actually received by our transfer agent or at our registered office in Israel at least twenty-four (24) hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR each proposition for which the Board of Directors recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of stock.

You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least twenty-four (24) hours prior to the appointed time of the Meeting. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

Quorum and Voting

As of July 25, 2008, the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding 21,365,730 ordinary shares. Each ordinary share entitles the holder to one vote.

The presence of two shareholders, holding at least one third (1/3) of our issued share capital voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal.

We have received indications from our principal shareholder, Eurocom Communications Ltd., or Eurocom Communications, which holds approximately 59.36% of our issued and outstanding ordinary shares, that it presently intends to vote for the nominees for director and in favor of all of the matters to be acted upon at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of July 25, 2008 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our outstanding ordinary shares, (ii) each director and nominee for director and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)

Shaul Elovitch (3)(4)	12,683,135	59.36%
Clal Insurance Enterprises Holdings Ltd. (5)	1,464,830	6.86%
Eli Holtzman (3)	172,118	*
Doron Turgeman (3)	--	--
Stella Handler (6)	--	--
Yossef Elovitch (3)(4)	--	--
Ronit Gotliv (3)	--	--
Orly Guy (3)	--	--
Aliza Schloss (3)	--	--
Anat Winner (3)	--	--
All directors and executive officers as a group (9 persons)	14,320,083	67.02%

*	Less than 1 percent

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options and warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 21,365,730 ordinary shares outstanding as of July 25, 2008 (not including 2,152,676 treasury shares).

(3)	The business addresses of Messrs. S. Elovitch, Y. Elovitch, Holtzman and Turgeman and Ms. Gotliv, Ms. Guy, Ms. Winner and Ms. Schloss and is c/o Internet Gold – Golden Lines Ltd., 1 Alexander Yanai Street, Petach Tikva, Israel.

(4)	Eurocom Communications, our controlling shareholder, holds 12,683,135, or 59.36%, as of July 25, 2008, of our ordinary shares. Mr. Shaul Elovitch, our chairman and the chairman of the board of directors of Eurocom Holdings (1979) Ltd., or Eurocom Holdings, holds 80% of Eurocom Holdings’ shares and 75% of Eurocom Holdings’ management shares, and Mr. Yossef Elovitch, his brother and our director, holds 20% of Eurocom Holdings’ shares and 25% of Eurocom Holdings’ management shares. Eurocom Communications is 50.33% owned by Eurocom Holdings and 49.0% of its shares are held by four holding companies, which are 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch, respectively. The remaining 0.67% in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the 59.36% of our ordinary shares held by Eurocom Communications.

(5)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the Securities and Exchange Commission on February 28, 2008. The Schedule 13G indicates that the shares include shares beneficially owned by Clal Finance, Clal Insurance Enterprises Holdings Ltd.

(6)	The business address of Ms. Handler is c/o 012 Golden Lines, 25 Hasibim St., Kiryat Matalon, Petach Tikva, Israel.

I.    ELECTION OF CLASS C DIRECTORS
(Item 1 on the Proxy Card)

Pursuant to our articles of association, our Board of Directors may consist of no less than six and no more than nine members, and is divided into three classes (other than outside directors), Class A, Class B and Class C. Generally, at each annual meeting of shareholders one class of directors is elected for a term of three years. At present we have one Class A director, two Class B directors and two Class C directors. All the members of our Board of Directors, except the outside directors, may be reelected upon completion of their term of office. In addition, companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel, such as our company, are required by the Israeli Companies Law, 5759-1999, or the Israeli Companies Law, to appoint at least two outside directors, within the meaning of the Israeli Companies Law. For additional information regarding outside directors see Item 2 below – election of outside directors.

Under the Israeli Companies Law, our Board of Directors is required to determine the minimum number of directors who must have “accounting and financial expertise” (as such term is defined in regulations promulgated under the Israeli Companies Law). Our Board of Directors has determined that our Board of Directors will include at least two directors who have “accounting and financial expertise” within the meaning of the regulations promulgated under the Israeli Companies Law. Our Board of Directors has determined that Mr. Shaul Elovitch, Ms. Anat Winner, Ms. Aliza Schloss and Ms. Orly Guy have the requisite “accounting and financial expertise.”

We are a “controlled company” within the meaning of the NASDAQ Marketplace Rules, since Eurocom Communications holds more than 50% of our voting power. As such, we are exempt from the NASDAQ Marketplace Rules requirement that a majority of a company’s board of directors must qualify as independent directors within the meaning of the NASDAQ Marketplace Rules. We are also exempt from the NASDAQ Marketplace Rules requirement regarding the process for the nomination of directors; instead, we follow Israeli law and practice in accordance with which our directors are proposed by the board of directors and elected by the shareholders, unless otherwise provided in a company’s articles of association. Our articles of association do not provide otherwise.

Accordingly, our Board of Directors proposes the reelection of Ms. Anat Winner and Ms. Aliza Schloss, each to serve as a Class C director, to hold office for three years until our annual general meeting of shareholders to be held in 2011, and until their successors are elected and qualified.

Should either of the director nominees be unavailable for election, the proxies will be voted for a substitute nominee designated by the Board of Directors. The nominees are not expected to be unavailable.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to elect as directors the nominees named above.

Set forth below is information about each nominee, including age, position(s) held with our company, principal occupation, business history and other directorships held.

Nominees for Election as Class C Directors for Terms Expiring in 2011

Anat Winner, 49, has served as a director since August 2001 and is a member of our audit committee. Ms. Winner has served as a director of 012 Smile.Communications since October 2007. Ms. Winner has been self employed as a business advisor since July 2003 and serves as a director of Magal Security Systems Ltd. From October 2001 to July 2003, Ms. Winner served as chief executive officer and chief financial officer of Israel News Ltd. From 1999 to October 2001, Ms. Winner served as chief financial officer of DBS Satellite Services (1998) Ltd. (YES), an Israeli company that is engaged in setting up and operating direct broadcasting satellite television systems. Ms. Winner serves as the chairperson of our audit committee. Ms. Winner holds a B.A. degree in Accounting and Economics from Haifa University and has been a certified public accountant (Israel) since 1986.

Aliza Schloss, 55, has served as a director since July 2005. Ms. Schloss has served as a director of 012 Smile.Communications since January 2008. Ms. Schloss has served as a director and/or officer of various other companies in the Eurocom group. From 2002 to 2005, Ms. Schloss served as an independent director, chairman of the audit committee and member of various committees of the Israel Electric Company Ltd. From October 2000 to October 2003, Ms. Schloss served as a director, chairman of the audit committee and member of various committees of Bezeq The Israel Telecommunication Corp., Ltd. From 2000 to 2003, Ms. Schloss served as an independent director and member of the audit committee of several companies, including Hiram Gat Engineering & Construction Co., Ltd. and F.I.B.I Lamelcha – The First International Bank Ltd. and LAHAK Management of Trust Funds Ltd. – Bank Hapoalim. Ms. Schloss holds a Ph.D. degree in Political Science and Public Administration from the Hebrew University of Jerusalem. Ms. Schloss also holds an M.A. degree in Political Science and an M.P.A. degree in Public Administration, both from the Hebrew University of Jerusalem, and a B.Sc. degree in Biology from the Ben-Gurion University of the Negev.

The Board of Directors recommends a vote FOR the election of the two nominees for Class C director.

Directors Continuing in Office

Shaul Elovitch, 60, has served as chairman of our Board of Directors since our inception in 1992. Mr. Elovitch is the controlling shareholder of Eurocom Communications and its affiliated companies, one of Israel’s largest private communications groups. Mr. Elovitch has served as chairman of the board of directors and chief executive officer of Eurocom Holdings and Eurocom Communications, our parent company, since 1985. Mr. Elovitch has served as chairman of the board of directors and chief executive officer of our subsidiaries, Smile.Media Ltd. and 012 Smile.Communications Ltd., since 2000. Mr. Elovitch is the brother of Mr. Yossef Elovitch.

Yossef Elovitch, 57, has served as a director since 1993. Mr. Elovitch has served as director of Eurocom Communications since 1985. Mr. Elovitch serves as a director of various other companies in the Eurocom group. Mr. Elovitch is the brother of Mr. Shaul Elovitch.

Eli Holtzman, 60, co-founded our company and has served as our chief executive officer since 1992 and as a director since July 1999. Mr. Holtzman serves as chief executive officer and director of our subsidiary Smile.Media Ltd. and as a vice chairman of the Board of Directors of our subsidiary 012 Smile.Communications Ltd. Mr. Holtzman holds a B.Sc. degree in Chemistry and Pharmaceuticals from Illinois University.

Compensation

The aggregate amount of compensation paid during 2007 to all of our directors and executive officers as a group (10 persons) for services in all capacities was approximately $1.6 million. This amount includes expenses incurred for cars made available to officers and expenses related to salaries, but does not include expenses such as business travel, professional and business association dues and expenses reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. As of December 31, 2007, the aggregate amount set aside or accrued for pension, retirement, recreation payments and vacation or similar benefits for our directors and executive officers was approximately $609,524.

During the year ended December 31, 2007, we paid to each of our outside directors, as well as to Ms. Winner, an independent director, an annual fee of NIS 34,779 ($9,977) and a per meeting attendance fee of NIS 1,831 ($525). Those fees are paid based on the fees detailed in regulations promulgated under the Israeli Companies Law. Our other non-employee directors do not receive compensation for their services on the board of directors or any committee of our board of directors. All of our non-employee directors are reimbursed for their expenses for each board of directors’ meeting attended.

On July 29, 2008 our audit Committee and Board of Directors approved the payment to Ms. Winner of an annual fee, and a per meeting attendance fee, equal to the minimum statutory amount stated in the Companies Regulations (Rules for Compensation and Expenses of Outside Director) 5760-2000, promulgated under the Israeli Companies Law, applicable to companies of our size as set forth from time to time in the applicable regulations. The independent director compensation was approved without shareholder approval in accordance with the Companies Regulations (Relief from Related Party Transactions) 5760-2000, promulgated under the Israeli Companies Law. In the event that within 14 days from the date of the disclosure of the resolution of the Audit Committee and the Board of Directors, shareholders holding at least 1% of our voting rights will so request, this resolution will be subject to the approval of the general meeting of the shareholders of our company.

II.    ELECTION OF OUTSIDE DIRECTORS
(Items 2A. and 2B. on the Proxy Card)

Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public are required to appoint at least two outside directors. The Israeli Companies Law provides that a person may not be appointed as an outside director if the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company. The term “relative” means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder (excluding service as an outside director of a company that is offering its shares to the public for the first time).

In addition, no person may serve as an outside director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director. If, at the time an outside director is appointed all members of the board of directors are of the same gender, then that outside director must be of the other gender. A director of one company may not be appointed as an outside director of another company if a director of the other company is acting as an outside director of the first company at such time.

As of 2006, at least one of the elected outside directors must have “accounting and financial expertise” and any other outside director must have “professional expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law. This requirement does not apply to outside directors appointed prior to 2006.

Any committee of the board of directors must include at least one outside director and the audit committee must include all of the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

In general, outside directors serve for a three-year term, which may then be renewed for only one additional three-year period. However, Israeli companies listed on certain stock exchanges outside Israel, including the NASDAQ Global Market, may appoint an outside director for additional terms of not more than three years each subject to certain conditions. Such conditions include the determination by the audit committee and board of directors, that in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the outside director for an additional term is in the best interest of the company.

An outside director may be removed from office at the initiative of the board of directors at a special general meeting of shareholders, if the board resolves that the statutory requirements for his or her appointment as outside director no longer exist, or that the outside director has violated his or her duty of loyalty to the company. The shareholder resolution regarding the termination of office of an outside director requires the same majority that is required for the election of an outside director. The court may order the termination of the office of an outside director on the same grounds, following a motion filed by a director or a shareholder of the company. If an outside directorship becomes vacant, the board of directors is required under the Israeli Companies Law to convene a shareholders meeting immediately to appoint a new outside director.

Ms. Orly Guy and Ms. Ronit Gotliv were each elected by our shareholders to serve as our outside directors pursuant to the provisions of the Israeli Companies Law for initial three-year terms in our 2005 annual general meeting of shareholders. At the Meeting, shareholders will be asked to reelect Ms. Guy and Ms. Gotliv to serve as outside directors of our company for a second three-year term effective as of this Meeting and expiring three years thereafter on September 3, 2011.

The Companies Law provides that a shareholders meeting at which the appointment of an outside directors is to be considered will not be held unless the nominee has declared to the Company that he or she complies with the qualifications for appointment as an outside director. The proposed nominees have declared to the Company that they comply with the qualifications for re-appointment as an outside director, and have agreed to stand for reelection.

An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service. The payment of a director’s fee to Ms. Guy and Ms. Gotliv will be equal to the minimum statutory amount set forth in the Companies Regulations (Rules Regarding Compensation and Expenses of an Outside Director) – 2000.

Our Board of Directors has determined that Ms. Guy and Ms. Gotliv qualify as outside directors within the meaning of the Israeli Companies Law. Our Board of Directors has further determined that Ms. Guy has accounting and financial expertise as well as professional expertise and that Ms. Gotliv has professional expertise.

Set forth below is information about Ms. Guy and Ms. Gotliv, including their principal occupation, business history and any other directorships held.

Orly Guy, 47, has served as an outside director since July 2005 and is a member of our audit committee. Ms. Guy has served as a managing partner of Guy Bachar and Co., a Tel Aviv law firm specializing in civil-commercial law including litigation, capital market law and real estate law, since 1994. Since 2000, Ms. Guy has served as a director of a pharmaceutics company, Intec Pharma Ltd. Ms. Guy holds an LL.B. degree from Tel Aviv University and is a member of the Israel Bar Association.

Ronit Gotliv, 54, has served as an outside director since July 2005 and is a member of our audit committee. Ms. Gotliv serves as a managing partner of R. Gotliv and Co., a Tel Aviv law firm specializing in commercial law, corporate law and real estate law. From 1984 to 1999, Ms. Gotliv was employed as an attorney at B.A. Gotliv – Law Offices. Ms. Gotliv holds an LL.B. degree from Tel Aviv University.

The election of the nominees for outside directors requires the affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that either (i) the shares voting in favor of such resolution include at least one-third of the shares of non-controlling shareholders who vote on the matter (excluding the vote of abstaining shareholders), or (ii) the total shareholdings of the non-controlling shareholders who vote against such proposal do not represent more than 1% of the voting rights in our company.

We are not aware of any reason why any of the nominees, if elected, would be unable or unwilling to serve as an outside director. In the event that the named nominees for outside director would be unable to serve, the proxies will be voted for the election of such other person as shall be nominated by our Board of Directors.

The Board of Directors recommends a vote FOR the election of the nominees for outside director.

III.    APPROVAL OF COMPENSATION TO BE PAID TO OUR OUTSIDE DIRECTORS
(Item 3 on the Proxy Card)

Under the Israeli Companies Law, the payment of compensation to an outside director, within the meaning of the Israeli Companies Law, is required to be approved by the audit committee, board of directors and shareholders, in that order. The form and amount of compensation of an outside director, is governed by regulations promulgated under the Israeli Companies Law, and an outside director is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service. According to the applicable regulations, in general, all outside directors are required to receive the same compensation, an outside director must be informed of the compensation prior to his or her acceptance to serve as an outside director and the compensation may not be modified during each three year term of service as an outside director other than other than to conform to the terms of a newly appointed outside director. Under the applicable regulations, a company must pay its outside directors compensation in the form of an annual fee and a per meeting attendance fee in an amount determined in such regulations, unless it elects to pay an alternative form of compensation permitted under the regulations.

Subject to and effective as of the election of each of Ms. Guy and Ms. Gotliv as an outside director for a second three-year term at the Meeting (see Item II), and for the duration of their service in such capacity, it is proposed to pay to Ms. Guy and Ms. Gotliv compensation in the form of an annual fee and per meeting attendance fee. The annual fee will be equal to the minimum statutory amount applicable to companies of our size as set forth from time to time in the applicable regulations. The per meeting attendance fee will be equal to the minimum statutory amount applicable to companies of our size as set forth from time to time in the applicable regulations. Such compensation has been approved by our Audit Committee and Board of Directors, subject to shareholder approval, and is the same as the compensation paid to our current outside directors.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, subject to and effective as of the appointment of Ms. Guy and Ms. Gotliv as our outside directors and for the duration of their service in such capacity, to pay to Ms. Guy and Ms. Gotliv compensation in the form of an annual fee and per meeting attendance fee in such amounts as described in the proxy statement for the 2008 annual general meeting of shareholders.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

IV.    RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTANTS
(Item 4 on the Proxy Card)

We first appointed Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as our independent registered public accountants in 1999 and have reappointed the firm as our independent registered public accountants since such time. Somekh Chaikin has no relationship with us or any of our affiliates except as auditors.

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Somekh Chaikin as our independent registered public accountants for the fiscal year ending 2008, pursuant to the recommendation of our Audit Committee and Board of Directors. As a result of Somekh Chaikin’s familiarity with our operations and its reputation in the auditing field, our Audit Committee and Board of Directors believe that Somekh Chaikin has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

At the Meeting, shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to determine the remuneration of our independent auditors according to the volume and nature of their services. With respect to fiscal year 2007, we paid Somekh Chaikin approximately $1,327,243 for audit services and approximately $35,816 for tax-related services.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

“RESOLVED, that the appointment of Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as the independent registered public accountants of the Company to conduct the annual audit of the Company’s financial statements for the year ending December 31, 2008, be and hereby is ratified and approved, and it is further resolved, that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee of the Board if Directors the authority to determine the remuneration of such auditors in accordance with the volume and nature of their services.”

The affirmative vote of the holders of a majority of the ordinary shares, represented at the Meeting in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

REVIEW AND DISCUSSION OF AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL
STATEMENTS

At the Meeting, our auditors’ report and consolidated financial statements for the year ended December 31, 2007 will be presented. We will hold a discussion with respect to the financial statements at the Meeting as required by the Israeli Companies Law. This Item will not involve a vote of the shareholders.

The foregoing auditors’ report and consolidated financial statements, as well as our annual report on Form 20-F for the year ended December 31, 2007 (filed with the Securities and Exchange Commission on June 30, 2008), may be viewed on our website – www.igld.com – or through the EDGAR website of the Securities and Exchange Commission at www.sec.gov. None of the auditors’ report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors, Shaul Elovitch, Chairman of the Board of Directors

Dated: July 29, 2008

ITEM 2

INTERNET GOLD-GOLDEN LINES LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

          The undersigned hereby appoint(s) Eli Holtzman and Shaul Elovitch, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.01 per share, of Internet Gold-Golden Lines Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on September 3, 2008 at 2:30 p.m. (Israel time) at the offices of Eurocom Communications Ltd., 2 Dov Friedman Street, Ramat Gan 52141, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR THE ELECTION OF THE NOMINEES FOR CLASS C DIRECTOR IN ITEM 1 AND FOR ITEMS 2 THROUGH 4. ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

INTERNET GOLD-GOLDEN LINES LTD.

September 3, 2008

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

 Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE CLASS C DIRECTORS AND “FOR” PROPOSALS 2 THROUGH 4.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

1.	The election of two Class C directors for terms expiring in 2011.	FOR	AGAINST	ABSTAIN
	ANAT WINNER	☐	☐	☐

	ALIZA SCHLOSS	☐	☐	☐

2A.	To reelect Orly Guy as an outside director.	☐	☐	☐

2B.	To reelect Ronit Gotliv as an outside director.	☐	☐	☐

3.	To approve the compensation to be paid to the Company’s outside directors.	☐	☐	☐

4.

Ratification and approval of the appointment of Somekh Chaikin, registered public accountants, a member firm of KPMG International, as the Company’s independent registered public accountants for the year ending December 31, 2008 and to authorize the Company’s Board of Directors to delegate to the Audit Committee the authority to determine their remuneration in accordance with the volume and nature of their services.

		☐	☐	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNET GOLD-GOLDEN LINES LTD. (Registrant) By: /s/ Eli Holtzman —————————————— Eli Holtzman Chief Executive Officer

Date: July 31, 2008